FASTLY, INC.

475 Brannan Street, Suite 300

San Francisco, California 94107

May 14, 2019

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Jeff Kauten, Staff Attorney
Craig Wilson, Senior Assistant Chief Accountant
David Edgar, Staff Accountant

RE:	Fastly, Inc.
Registration Statement on Form S-1
File No. 333-230953

Ladies and Gentlemen:

Fastly, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 16, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jon Avina and Seth Gottlieb of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Seth Gottlieb of Cooley LLP, counsel to the Registrant, at (650) 843-5864, or in his absence, Jon Avina at (650) 843-5307.

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Very truly yours,

FASTLY, INC.

By:	/s/ Adriel Lares
Name:	Adriel Lares
Title:	Chief Financial Officer

cc:	Paul Luongo, Fastly, Inc.

Mark P. Tanoury, Cooley LLP

Jon C. Avina, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Kate L. Nichols, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Sarah K. Solum, Davis Polk & Wardwell LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]